                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )


                       Odyssey Marine Exploration, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                   Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  676118 10 2
--------------------------------------------------------------------------------
                                (CUSIP Number)


                              James E. MacDougald
                       260 First Avenue South, Suite 110
                         St. Petersburg, Florida 33701
                                (727) 823-9292
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               February 28, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

                                 SCHEDULE 13D

CUSIP No. 676118 10 2                                          Page 2 of 8 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MacDougald Family Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MacDougald Family Limited Partnership is organized as a Nevada limited partnership.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,253,008

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             11,253,008

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,253,008

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.15%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 676118 10 2                                          Page 3 of 8 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MacDougald Management, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MacDougald Management, Inc. is a Nevada corporation.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,253,008

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             11,253,008

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,253,008

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.15%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 676118 10 2                                          Page 4 of 8 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James E. MacDougald
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,253,008

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             11,253,008

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,253,008

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.15%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

Item 1. Security and Issuer

          This Schedule 13D (this "Schedule") relates to shares of common stock, $0.0001 par value per share ("Common Stock"), of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 3604 Swann Avenue, Tampa, Florida 33609.

Item 2.   Identity and Background

          (a), (b), (c), and (f). This statement on Schedule 13D is filed jointly by MacDougald Family Limited Partnership, a Nevada limited partnership ("MFLP"), MacDougald Management, Inc., a Nevada corporation ("MMI"), and James
E. MacDougald (collectively, the "Reporting Persons"). MFLP was established for estate planning and family investment purposes. The limited partners of MFLP are James E. MacDougald, his wife Suzanne M. MacDougald, and two trusts created for the benefit of the children and grandchildren of Mr. and Mrs. MacDougald. The address of the principal business and principal office of MFLP is 3773 Howard Hughes Parkway, Suite 300 N, Las Vegas, Nevada 89109. The sole business of MMI is to serve as the general partner of MFLP. Mr. MacDougald is the President, a director and a stockholder of MMI. Suzanne M. MacDougald serves as MMI's other director and is the only other stockholder of MMI. The principal business and office address of MMI is 3773 Howard Hughes Parkway, Suite 300 N, Las Vegas, Nevada 89109. James E. MacDougald is a citizen of the United States and his principal occupation is that of an investor. Mr. MacDougald's business address is 260 1st Avenue South, Suite 110, St. Petersburg, Florida 33701.

          (d) and (e). None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          Pursuant to the Odyssey Marine Exploration, Inc. Series B Convertible Preferred Stock Purchase Agreement (the "Stock Purchase Agreement"), dated February 28, 2001, by and among MFLP, the Issuer, John C. Morris, and Gregory P. Stemm, MFLP acquired 864,008 shares of Common Stock, 850,000 shares of the Issuer's Series B Convertible Preferred Stock, $0.0001 par value per share ("Preferred Stock"), and a warrants to purchase 1,889,000 shares of Common Stock (the "Warrants" and all of the Issuer's securities referenced herein collectively, the "Securities") for an aggregate purchase price of $3,000,000, which was paid in cash. MFLP used funds from its working capital to purchase the Securities. MFLP has certain obtained certain registration rights with respect to the Securities pursuant to the terms of a Registration Rights Agreement, dated February 28, 2001, by and among, the Issuer and MFLP. A copy of the Stock Purchase Agreement, the Warrant Agreements, and the Registration Rights Agreement are attached hereto as Exhibit 1, Exhibit 3, and Exhibit 4, respectively. No securities of the Issuer have been acquired by the Reporting Persons other than pursuant to Stock Purchase Agreement.

Item 4.   Purpose of Transaction

     The Securities acquired by MFLP pursuant to the Stock Purchase Agreement have been acquired for investment purposed only. The shares of Preferred Stock purchased by MFLP are each convertible into 10 shares of the Common Stock at any time. As holder of the Preferred Stock MFLP is entitled to vote such shares together with the holders of the Issuer's Common Stock on an "as converted" basis. In the event of a liquidation or dissolution of the Company, the holder of the Series B Convertible Preferred Stock is entitled to an amount equal to $3.50 per share prior to any payments to holders of any other class of stock. Although the Preferred Stock has no separate dividend provisions, MFLP is entitled to receive any dividends paid to holders of the Issuer's Common Stock on an "as converted" basis. All of the terms, rights, privileges, and preferences of the Preferred Stock are set forth the Certificate of Designation of the Issuer which is attached hereto as Exhibit 2.

                               Page 5 of 8 Pages

          The Warrants issued to MFLP are comprised of four separate Warrant Agreements granted by the Issuer. Each of the Warrants issued to MFLP have varying exercise prices and terms. The following table sets forth the exercise prices, expiration dates and number of shares of Common Stock underlying each of the Warrant Agreements:

                    Exercise Price    Expiration Date  Number of Shares
                    ---------------   ---------------  ----------------
                    $3.00             2/28/03          722,000
                    $2.50             3/31/02          120,000
                    $2.00             2/28/03          817,000
                    $0.30             2/28/04          230,000

          (d) Pursuant to the terms of the Stock Purchase Agreement, holders of the Preferred Stock are entitled to elect three members of the Board of Directors, and has special voting rights in connection with specified corporate actions. As the sole holder of the Preferred Stock, MFLP has elected James E. MacDougald to serve as a director on the Issuer's Board of Directors. Mr. MacDougald also has been elected to serve as its Chairman of the Board.

          Except as indicated in this Schedule, the reporting person has no plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  any action similar to any of those enumerated above.

Item 5.   Interest in Securities of Issuer

          (a) As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 11,253,008 shares of Common Stock (including 8,500,000 shares of Common Stock which may be acquired upon the conversion of the 850,000 shares of Preferred Stock currently owned and 1,889,000 shares of Common Stock which may be acquired upon the exercise of Warrants currently owned), which represents

                               Page 6 of 8 Pages
approximately 40.15% of the outstanding shares of Common Stock based on 16,77,171 shares of Common Stock outstanding as indicated in the Stock Purchase Agreement.

          (b) For purposes of Section 13 of the Securities Act of 1933, as amended, MMI may be deemed to control MFLP, and James E. MacDougald may be deemed to control MMI and MFLP. Each of the Reporting Persons may thus be considered to beneficially own and to have sole voting and dispositive power with respect to all the Common Stock beneficially owned by MFLP.

          (c) Except as set forth in this Schedule, there have been no purchases or sales by any of the Reporting Persons of Common Stock during the last 60 days.

          (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Other than the Stock Purchase Agreement and the related documents and the transactions contemplated thereby, as described in Item 3 and Item 4 above, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein.

Item 7.   Material to Be Filed as Exhibits

         Exhibit 1 Odyssey Marine Exploration, Inc. Series B Convertible Stock Purchase Agreement, dated February 28, 2001, by and among Odyssey Marine Exploration, Inc., John C. Morris, Gregory P. Stemm, and the MacDougald Family Limited Partnership.

         Exhibit 2 Certificate of Designation of Odyssey Marine Exploration, Inc., dated December 26, 2000.

         Exhibit 3       Warrant No. 020601-1
                         Warrant No. 020601-2
                         Warrant No. 020601-3
                         Warrant No. 020601-4

         Exhibit 4 Registration Rights Agreement, dated February 28, 2001, by and among Odyssey Marine Exploration, Inc. and MacDougald Family Limited Partnership.

                               Page 7 of 8 Pages

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 9, 2001                      MACDOUGALD FAMILY
                                          LIMITED PARTNERSHIP

                                          By:  MacDougald Management, Inc.
                                               its General Partner


                                          /s/ James E. MacDougald
                                          -----------------------------------
                                          James E. MacDougald,
                                          President


Dated: March 9, 2001                      MACDOUGALD MANAGEMENT, INC.


                                          /s/ James E. MacDougald
                                          -----------------------------------
                                          James E. MacDougald,
                                          President


Dated: March 9, 2001                      /s/ James E. MacDougald
                                          -----------------------------------
                                          James E. MacDougald (Individually)

                               Page 8 of 8 Pages

                               INDEX TO EXHIBITS

  Exhibit
  Number                                   Description of Exhibits
  -------                                  -----------------------

    1      --       Odyssey Marine Exploration, Inc. Series B Convertible Stock
                    Purchase Agreement, dated February 28, 2001, by and among
                    Odyssey Marine Exploration, Inc., John C. Morris, Gregory P.
                    Stemm, and the MacDougald Family Limited Partnership.

    2      --       Certificate of Designation of Odyssey Marine Exploration,
                    Inc., dated December 26, 2000.

    3      --       Warrant No. 020601-1
                    Warrant No. 020601-2
                    Warrant No. 020601-3
                    Warrant No. 020601-4

    4      --       Registration Rights Agreement, dated February 28, 2001, by and among Odyssey Marine Exploration, Inc. and MacDougald
                    Family Limited Partnership.